December 26, 2024

Via EDGAR

John Coleman

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Lion Copper and Gold Corp.
       Form 10-K for the Fiscal year Ended December 31, 2023
       Filed April 1, 2024
       File No. 000-55139

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the Securities and Exchange Commission (the "Commission") in the letter dated December 10, 2024, regarding comments to Lion Copper and Gold Corp.'s (the "Company") Form 10-K for the fiscal year ended December 31, 2023. Below are our responses to each of the comments raised by the Commission. In relation to our responses, we have filed Amendment No. 1 to our Annual Report on Form 10-K/A concurrently herewith  ("Amended Annual Report").

Form 10-K for the Fiscal year Ended December 31, 2023 Filed April 1, 2024 Item 2. Properties, page 17

1. SEC Comment: Please provide a summary of your mineral properties as required by Item 1303(b) of Regulation S-K. This disclosure should include a map of all mineral properties and include an overview of all properties in which you have an interest, including royalty properties. This disclosure may be in narrative or tabular format.

Clearly identify which properties you consider to be material properties.

Company Response: The Company has amended the disclosure in Item 2. Properties of the Amended Annual Report to provide the required summary disclosure under Item 1303(b)of Regulation S-K and clearly indicate which properties the Company considers material.

2. SEC Comment: For each material property please provide the disclosure required by Item 1304(b) of Regulation S-K.

Company Response: The Company has amended the disclosure in Item 2. Properties of the Amended Annual Report to provide the disclosure required by Item 1304(b) of Regulation S-K for each of its material properties.

3. SEC Comment: Please disclose the information required by Item 1305 with respect to your internal controls used in your exploration and mineral resource and reserve estimation efforts.

Company Response: The Company has amended the disclosure in Item 2. Properties of the Amended Annual Report to disclose the information required by Item 1305 of Regulation S-K in relation to its exploration results.

4. SEC Comment: We note that you have disclosed mineral resources for the Yerington deposit on page F-68 of your filing and on your company website. Only S-K 1300 compliant mineral resources may be disclosed in your filing. Please revise to disclose your S-K 1300 mineral resources in the mineral property section of your filing as required by Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.

Please file your S-K 1300 compliant technical report summary to support mineral resources as required by Item 1302(b) of Regulation S-K.

Company Response: The Company has amended the disclosure contained in the F-pages of its Management's Discussion and Analysis in the Amended Annual Report to remove the disclosure of mineral resources which were inadvertently included in the filing as the same Management's Discussion and Analysis disclosure was being used to meet the Company's filing obligations in Canada under NI 43-101.

5. Please revise to remove the results of your preliminary economic assessment until you have completed and filed an S-K 1300 initial assessment that includes an assessment of the economic potential of your mineral resources.

Company Response: The Company has amended the disclosure contained in the F- pages of its Management's Discussion and Analysis in the Amended Annual Report to remove the results of the preliminary economic assessment.

Please contact our counsel, Jason K. Brenkert of Dorsey & Whitney LLP, at 303-352-1133 or brenkert.jason@dorsey.com with any questions regarding these responses.

Sincerely,

LION COPPER AND GOLD CORP.

/s/ Steven Dischler

Steven Dischler
Chief Executive Officer

cc:  Ms. Lei Wang

 CFO, Lion Copper & Gold

 Mr. Jason Brenkert

 Dorsey & Whitney LLP